Mail Stop 4561

March 10, 2009

John B. Higginbotham
Chief Executive Officer
Integral Systems, Inc.
5000 Philadelphia Way
Lanham, MD 20706-4417

      Re: **Integral Systems, Inc.**
               Form 10-K for the Fiscal Year Ended September 30, 2008
               Form 8-K Filed December 11, 2008
               File No. 000-18603

Dear Mr. Higginbotham:

      We have reviewed your response letter dated February 12, 2009 in connection with the above-referenced filings and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 29, 2009.

Form 10-K for the Fiscal Year Ended September 30, 2008

Item 8. Financial Statements and Supplementary Data, page F-1

Notes to Consolidated Financial Statements, page F-10

Note 16 – Quarterly Financial Data (unaudited), page F-32

1.   We note your response to prior comment numbers 5 and 6 and believe the additional information provided in your response would assist readers in better understanding the nature of the errors identified as required by paragraph 26.a. of SFAS 154. As previously requested, tell us what consideration you gave to providing specific information of this nature within your filing to supplement your Item 302(a)(1) of Regulation S-K disclosures. In addition to providing the information included in your response, your disclosure should also include a

discussion about the impact on previously reported interim MD&A, trends, line items on the financial statements and any other information that management concludes as useful information to a reader.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Jason Niethamer, Senior Staff Accountant, at (202) 551-3855 if you have any questions regarding comments on the financial statements and related matters. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief